SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Houghton Mifflin Harcourt Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44157R109
(CUSIP Number)

Anchorage Capital Group, L.L.C.

610 Broadway

6th Floor

New York, NY 10012

Tel: 212-432-4650

Attention: David Young

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44157R109	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON ANCHORAGE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,889,174 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,889,174 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,889,174 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (2)
14	TYPE OF REPORTING PERSON OO, IA

(1) This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2) Calculation is based upon 126,273,718 Shares outstanding, which is the sum of the 125,850,114 Shares outstanding as of November 1, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 5, 2020, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

CUSIP No. 44157R109	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,889,174 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,889,174 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,889,174 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1) This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2) Calculation is based upon 126,273,718 Shares outstanding, which is the sum of the 125,850,114 Shares outstanding as of November 1, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 5, 2020, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

CUSIP No. 44157R109	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON KEVIN M. ULRICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,889,174 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,889,174 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,889,174 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (2)
14	TYPE OF REPORTING PERSON IN, HC

(1) This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2) Calculation is based upon 126,273,718 Shares outstanding, which is the sum of the 125,850,114 Shares outstanding as of November 1, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 5, 2020, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

CUSIP No. 44157R109	Schedule 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,889,174 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,889,174 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,889,174 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% (2)
14	TYPE OF REPORTING PERSON OO

(1) This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2) Calculation is based upon 126,273,718 Shares outstanding, which is the sum of the 125,850,114 Shares outstanding as of November 1, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 5, 2020, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

CUSIP No. 44157R109	Schedule 13D/A	Page 6 of 7 Pages

The following constitutes Amendment No. 3 to the Schedule 13D (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On November 4, 2020, Anchorage and the Issuer entered into an amendment (the “Amendment”) of the Nomination Agreement (the “Agreement”) previously described in Amendment No. 1 to this Schedule 13D. The Amendment confirms that the “Restricted Period” under the Nomination Agreement expires on November 5, 2020. Accordingly, pursuant to its terms, the Agreement will cease to be in effect at the end of the day on November 5, 2020 and Anchorage, will no longer be subject to the restrictions contained in the Agreement that applied during the Restricted Period.

Pursuant to Anchorage’s rights under the Investor Rights Agreement dated June 22, 2012 to which it is a party with the Issuer and the other stockholders named therein, Anchorage has requested that the Issuer register its Shares for resale.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

CUSIP No. 44157R109	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 5, 2020

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Senior Managing Member

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:	Anchorage Capital Group, L.L.C., its investment manager
By:	/s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

KEVIN M. ULRICH

/s/ Kevin M. Ulrich